March 3, 2026

Angela Wang
Chief Executive Officer
Linkage Global Inc
2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

       Re: Linkage Global Inc
           Registration Statement on Form F-3
           Filed February 24, 2026
           File No. 333-293678
Dear Angela Wang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services